SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)**

First California Financial Group, Inc.**

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636912206

(CUSIP Number)

Pam E. Omann

60 South Sixth Street, Suite 3900

Minneapolis, Minnesota 55402

(612) 661-3719

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On March 12, 2007, National Mercantile Bancorp. (“National Mercantile”), FCB Bancorp. (“FCB”) and First California Financial Group, Inc. (the “Company”) consummated the reincorporation merger of National Mercantile into its wholly–owned subsidiary, the Company. The Company succeeded to the reporting status of National Mercantile under Rule 12g–3 of the Exchange Act. The Reporting Persons filed Schedule 13D (Amendments Nos. 1–11) with respect to ownership of equity securities of National Mercantile and have filed subsequent Schedule 13Ds (including Amendment Nos. 12-13 and this Amendment No. 14) with respect to ownership of equity securities of the Company, the successor to National Mercantile.

13D

CUSIP No. 636912206	Page 2 of 8 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James O. Pohlad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Minnesota, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,066,107
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,066,107
(11)	Aggregate amount beneficially owned by each reporting person 1,066,107
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.6%
(14)	Type of reporting person (see instructions) IN

13D

CUSIP No. 636912206	Page 3 of 8 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Pohlad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Minnesota, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,066,107
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,066,107
(11)	Aggregate amount beneficially owned by each reporting person 1,066,107
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.6%
(14)	Type of reporting person (see instructions) IN

13D

CUSIP No. 636912206	Page 4 of 8 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Pohlad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Minnesota, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,066,107
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,066,107
(11)	Aggregate amount beneficially owned by each reporting person 1,066,107
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.6%
(14)	Type of reporting person (see instructions) IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 13 to Schedule 13D filed with the Commission on March 31, 2010 (the “Schedule 13D”). This Amendment No. 14 amends and supplements Items 4 and amends and restates Item 5 of the Schedule 13D. Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

From time to time during 2011, the Reporting Persons have raised questions with the Issuer’s directors about the Issuer’s strategic plan and how the Issuer intends to increase stockholder value. As stockholders, the Reporting Persons continue to seek disclosure regarding (a) the Issuer’s strategic plan, including its plans regarding organic growth versus strategic growth; (b) the alignment between officers and directors on the strategic plan; and (c) the intended path to increase stockholder value and provide liquidity.

On January 11, 2012, the Reporting Persons began encouraging the Issuer’s board to examine strategic alternatives to maximize stockholder value. The Reporting Persons believe (a) the Issuer could be doing more to create stockholder value and (b) the Issuer’s current strategy is inadequate to maximize stockholder value. As a result, the Reporting Persons now demand that the Issuer’s board immediately engage independent, nationally recognized investment bankers with relevant industry and transactional experience to assess all strategic alternatives, including selling the Issuer.

The Reporting Persons may continue to engage in communications with one or more stockholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction that, if effected, could result in, among other things:

(a)	the acquisition of additional securities of the Issuer, or the disposition of the securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer;

(d)	change(s) in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)	material change(s) in the present capitalization or dividend policy of the Issuer;

(f)	other material change(s) in the Issuer’s business or corporate structure;

(g)	change(s) in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and/or

(j)	any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer

(a), (b) The following table shows the number of shares of the Company’s capital stock owned by, and percentage beneficial ownership of, each of the Reporting Persons and by the Reporting Persons as a group as of January 11, 2012:

Name	Shares of Common Stock	Percentage of Class	Shares of Series A Preferred Stock	Percentage of Class	Common Stock and Equivalents(1)	Percentage Beneficial Ownership Both Classes(1)
James O. Pohlad	1,066,107	3.6%	334	33.4%	1,175,599	4.0%
Robert C. Pohlad	1,066,107	3.6%	333	33.3%	1,175,271	4.0%
William M. Pohlad	1,066,107	3.6%	333	33.3%	1,175,271	4.0%
Reporting Persons as a Group	3,198,321	10.9%	1,000	100%	3,526,140	12.1%

(1)	Each share of Series A Preferred Stock was convertible into 327.819 shares of the Company’s common stock as of November 22, 2011, which is the date for which the most recently publicly available data has been presented.

The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of November 10, 2011, as represented by the Company in its Quarterly Report on Form 10–Q for the quarterly period ended September 30, 2011: 29,220,079 shares of common stock and 1,000 shares of Series A Preferred Stock. The column entitled “Common Stock and Equivalents” represents the number of shares of the Company’s common stock and the number of shares of the Company’s common stock issuable within sixty (60) days of January 11, 2012 upon conversion of the Company’s Series A Preferred Stock, as described below. The column entitled “Percentage of Beneficial Ownership Both Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of the Company’s common stock issuable within sixty (60) days of January 11, 2012 upon conversion of the Company’s Series A Preferred Stock.

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The Series A Preferred Stock is convertible into the number of shares of the Company’s common stock as is equal to the liquidation amount divided by the conversion price. The liquidation amount per share of Series A Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Series A Preferred Stock. The initial conversion price is $5.63 per share of common stock. Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events. Based upon the above formula, each share of Series A Preferred Stock was convertible into 327.819 shares of the Company’s common stock as of November 22, 2011, which is the date for which the most recently publicly available data has been presented.

The following number of shares of the Company’s common stock are issuable within sixty (60) days of January 11, 2012 upon conversion of the Series A Preferred Stock held by the following Reporting Persons:

James O. Pohlad	109,492
Robert C. Pohlad	109,164
William M. Pohlad	109,164

Each Reporting Person has sole voting and shared investment power over the respective securities noted above as beneficially owned by him.

(c)	None.

(d), (e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 2012

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad

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